IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES UPDATE ON CÔTÉ GOLD MINE OPERATIONS AND EXPLORATION AHEAD OF MINE TOUR

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 15, 2024 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to provide an update for the Côté Gold Mine ("Côté Gold" or "Côté") including preliminary operating results for the third quarter of 2024 and updated drilling results on the ongoing drill program in the Gosselin zone, an extension of mineralization immediately adjacent to the northeast of the primary Côté zone.

Operating Highlights

- Gold production of 68,000 gold ounces ("ounces" or "oz Au") on a 100% basis (41,000 ounces attributable).
- The ramp up of the processing plant remains on track to exit the year at 90% of the design throughput rate of 36,000 tonnes per day ("tpd").
- Mining activity totaled 10.4 million tonnes in the third quarter 2024 with an improvement in the strip ratio to 2.3:1 and total ore mined of 3.2 million tonnes.
- Mill throughput in the third quarter 2024 totaled 1.6 million tonnes, approximately double the rate from the prior quarter.
- Record daily throughput of 40,900 tpd (+14% above nameplate) achieved following the scheduled shutdown in September, during which key optimizations and improvements were made to improve the availability and performance of the processing plant.
- Subsequent to quarter end, the processing rate continued to ramp up from the adjustments and improvements made in the third quarter. Since October 2nd, the plant has averaged a daily throughput of 30,000 tpd, equating to an average of 83% of nameplate design.

Gosselin Zone Exploration Highlights

- The diamond drilling program successfully outlined extensions of the Gosselin Zone outside of the December 31, 2023 resource pit shell. Key extensions have been intersected south and west of the Gosselin West Breccia, and at depth between the Côté and Gosselin West Breccia.
- Assay results include: **368.8 metres ("m") at 0.96 grams per tonne gold ("g/t Au")** in drill hole GOS23-151 from 221.2 m; **235.0 m at 2.70 g/t Au** in drill hole GOS24-160 from 697.0 m; and **357.0 m at 1.10 g/t Au** in drill hole GOS24-166 from 864.0 m.

Renaud Adams, President and Chief Executive Officer of IAMGOLD, commented "I want to commend the Côté team for the tireless work and commitment to safety as they ramp up what has the potential to be one of Canada's largest gold mines. I am very proud about the progress we achieved in the third quarter, as we saw definitive signs that the improvements that were deployed throughout the quarter, and during the shutdown in September, are having a measurable and meaningful positive impact on operations. When we look at the processing plant today, we see two primary areas of attention: the crushing circuit before the coarse ore dome, and everything after the coarse ore dome – which entails the HPGR and wet side of the plant. With the coarse ore dome filled, the downstream processing circuits demonstrate very strong performance in availability and capacity. This has allowed us to focus on the crushing circuit, as we look to improve the flexibility and capacity to support a vision for an ultimately larger Côté Gold."

"Our goal remains clear. We are focused on ramping up Côté to achieve 90% of throughput exiting this year towards nameplate in 2025. We believe that Côté is just the start of what will be a mining district. The exploration results today from Gosselin continue to demonstrate the potential for the Côté and Gosselin zones to connect, in addition to highlighting that the overall size and scope of these zones have yet to be defined – as both Côté and Gosselin remain open at depth in all directions."

Preliminary Côté Gold Q3 2024 Operating Results

(100% basis, unless otherwise stated)		Q1 2024	Q2 2024	Q3 2024	YTD 2024
Ore mined	kt	1,944	2,109	3,159	7,212
Grade mined	g/t	0.72	0.93	1.02	0.91
Material mined – total	kt	7,597	10,514	10,378	28,489
Strip ratio	w:o	2.9	4.0	2.3	3.0
Ore milled	kt	48	834	1,633	2,515
Head grade	g/t	0.81	1.39	1.41	1.39
Recovery	%	80%	90%	93%	92%
Production – 100%	**koz**	**1**	**34**	**68**	**103**
Production – attr. (60.3%)	**koz**	**1**	**20**	**41**	**62**
Gold sales – attr. (60.3)%	koz	-	14	41	55

Operations

In the third quarter, Côté Gold produced 68,000 ounces on a 100% basis, or 41,000 ounces attributable to IAMGOLD's current interest of 60.3%.

Mining activity totaled 10.4 million tonnes in the third quarter 2024 with an improvement in the strip ratio to 2.3:1 and total ore mined of 3.2 million tonnes. Currently the mine has two 6060 electric shovels and eighteen 793 autonomous haul trucks in operation, with an additional three haul trucks to be commissioned before the end of the year. Drilling and blasting have seen month over month improvements in drill fleet performance with increased blast pattern preparation resulting in higher levels of in-pit blasted ore inventory available for loading and hauling operations. Mining activities are continually being optimized, including blasting patterns, drill operating procedures and maintenance practices, to increase production levels to meet throughput requirements once the mill has ramped up. During the quarter, the processing plant control room was moved into the integrated operations center where the autonomous hauling and drilling equipment are controlled. This unification of the two primary components of operations – mining and processing – allows for improved communication and operations management.

Mill throughput in the third quarter 2024 totaled 1.6 million tonnes, approximately double the amount from the prior quarter. Head grades of 1.41 g/t were in line with the mine plan that requires feed from a combination of higher grade direct-feed ore and higher-grade stockpiles. Recoveries in the plant averaged 93% in the quarter. The gravity circuit was commissioned towards the end of the second quarter, though has yet to be brought online due to the better than planned recoveries to date, and as the plant operates through periods of instability during the ramp up. The in-circuit gold inventory is approximately 10,000 ounces of gold, in line with design expectations.

Ramp Progress

The ramp up of the processing plant made significant progress in the third quarter. The Company undertook an 8-day mill shutdown in September to deploy key optimizations to improve the operating availability of the plant, in support of the goal to ramp up throughput to 90% by the end of the year and continued improvements in 2025 to achieve nameplate throughput. The priority of the work performed during the shutdown was to stabilize the crushing circuit and attend to the primary causes for low availability in the second quarter which included replacing 90% of the chutes with higher abrasive-resistant material to reduce the level of wear and using new types of screening with refined aperture-shapes in the coarse ore screening area.

Following the restart, the plant soon achieved a record daily throughput of 40,600 tpd. Despite the quick ramp up, tonnages in September were further impacted by a multi-day shutdown towards the end of the month from an electrical failure in one of the plant motor control centers ("MCC"). The electrical equipment was replaced, and the plant resumed the scheduled ramp up of operations.

The current bottleneck of the plant is estimated to be the secondary crusher, which is responsible for filling the coarse ore dome. In order to provide flexibility, redundancy and improve overall capacity, Côté Gold added a mobile crushing unit in the third quarter, which operates in parallel with the primary/secondary crusher. The capacity of the circuit after the coarse ore dome, entailing the flow of material through the HPGR and into the wet-side of the plant (grind, leach, CIP), has demonstrated the ability to operate at levels of availability and throughput in line with or in excess of design capacity. The company will be installing a 2nd secondary crusher in the second half of next year to provide additional capacity and redundancy in support of the operation. The cost for the additional cone crusher with installation is estimated to be approximately $20 million.

Post third quarter 2024

Subsequent to quarter end, the processing plant continued to make significant strides and benefit from the reparations and improvements made in the third quarter. Since October 2nd, the plant has averaged a daily throughput of 30,000 tpd, equating to an average of 83% of nameplate production. On October 14, 2024, the plant achieved a new record for daily throughput of 40,900 tpd.

Production guidance at Côté Gold is maintained at the lower end of the guidance range of 220,000 to 290,000 ounces (130,000 to 175,000 ounces on a 60.3% basis), as operations are expected take the next step up in performance in the fourth quarter. The goal continues to be for Côté to achieve 90% throughput, which is expected by the end of the year.

GOSSELIN ZONE EXPLORATION UPDATE

IAMGOLD is pleased to announce additional assay results from its delineation and expansion drilling program at Gosselin. The ongoing 35,000 m diamond drill program was designed to target the potential connecting extensions of mineralized breccias between the Côté and Gosselin zones and test the Gosselin zone for continuity of the mineralized envelope at depth. The assay results reported today comprises thirty-four (34) diamond drill holes totaling 31,861 m completed between August 19, 2023 and September 03, 2024. The program included twenty-eight (28) NQ drill holes totaling 29,603 m along with six (6) extensions of previously drilled holes for 2,258 m drilled. The assay results can be found in Table 1 at the end of this news release.

Highlights of the Gosselin drilling program

- **368.8 metres ("m") at 0.96 grams per tonne gold ("g/t Au")** in drill hole GOS23-151 from 221.2 m including:
    - 173.9 m at 1.57 g/t Au from 382.1 m;

- **235.0 m at 2.70 g/t Au** in drill hole GOS24-160 from 697.0 m including:
    - 25.5 m at 17.43 g/t Au from 862.5 m;
    - 2.5 m at 102.02 g/t Au from 862.5 m;

- **357.0 m at 1.10 g/t Au** in drill hole GOS24-166 from 864.0 m including:
    - 45.0 m at 3.54 g/t Au from 1153.0 m;

- **201.0 m at 1.19 g/t Au** in drill hole GOS24-167 from 668.0 m including:
    - 64.0 m at 2.10 g/t Au from 771.0 m;

- **18.5 m at 12.33 g/t Au** in drill hole GOS24-177 from 262.50 m including:
    - 2.0 m at 97.8 g/t Au from 278.0 m;

    And 102.0 m at 1.19 g/t Au from 657.0 m including:
    - 16.2 m at 4.27 g/t Au from 740.0 m;

The diamond drilling program has successfully outlined extensions of the Gosselin Zone outside of the December 31, 2023 resource pit shell. Key extensions have been intersected south and west of the Gosselin West Breccia, and at depth between the Côté and Gosselin West Breccia. Numerous short intersections of gold-bearing hydrothermal breccia between the Gosselin East and West Breccias may indicate a more continuous breccia system with breccia textures being obliterated by intense hydrothermal alteration.

Combined with the adjacent Côté deposit, the gold mineralization now spans approximately 3.2 km in strike length and remains open at depth in all directions. Drilling continues by completing deep exploration holes beneath both Gosselin and Côté testing approximately 1,300 m below surface.

On February 15th, 2024, the company announced the updated Gosselin Mineral Resource estimate (100% basis) of 4.4 million Indicated gold ounces in 161.3 million tonnes ("Mt") at 0.85 grams per tonne gold ("g/t Au"), and 3.0 million Inferred ounces (123.9 Mt at 0.75 g/t Au).



Figure 1 – Plan View of Gosselin Drill Program


Longitudinal Section
Gosselin Deposit (Côté Extension)
Au_ppm_BESTEL
0.9
0.8
0.6
0.4
0.2
0
Côté LOM Pit
Côté Resource Pit
Côté Hydrothermal Breccia (HdBx)
Gosselin Resource Pit
Hydrothermal Breccia (HdBx)
GOS24-177
18.5 m grading 12.33 g/t Au
102.0 m grading 1.19 g/t Au
GOS23-151
368.8 m grading 0.96 g/t Au
Incl. 173.9 m grading 1.57 g/t Au
GOS24-167
201.0 m grading 1.19 g/t Au
Incl. 64.0 m grading 2.10 g/t Au
CL15-39EXT
228.7 m grading 0.84 g/t Au
GOS24-154
191.0 m grading 1.00 g/t Au
Incl. 110.0 m grading 1.50 g/t Au
GOS24-166
357.0 m grading 1.10 g/t Au
Incl. 45.0 m grading 3.54 g/t Au
GOS24-153
218.0 m grading 0.72 g/t Au
Incl. 62.1 m grading 1.07 g/t Au
GOS24-160
235.0 m grading 2.70 g/t Au
Incl. 25.5 m grading 17.43 g/t Au
+431500
+432000
+432500
Plunge 00
Azimuth 350
0
125
250
375
500

Figure 2 – Long Section of Gosselin Drill Program

QUALIFIED PERSON AND TECHNICAL INFORMATION

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Al Smith, P. Geo, Manager – Canadian Exploration for IAMGOLD is the Qualified Person ("QP") for the purposes of NI 43-101 and is responsible for the supervision of the preparation, verification and review of the technical information in this news release.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, District Senior Geologist for IAMGOLD in the Ontario Côte Gold District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a QP as defined by NI 43-101.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "preliminary", "likely", "progress", "strive", "sustain", "effort", "extend", "on track", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company's "Zero Harm" vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to complete the repurchase of the Transferred Interest in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; , including but not limited to the ability of the Company to achieve ninety percent (90%) throughput at the Côté Gold Mine by year-end and the ability of the Company to achieve nameplate capacity at the Côté Gold Mine in 2025; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2][3]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
[4]GOS20-62EXT	430673	5267300	401	328	-60	876.00	461.00	509.00	48.00	0.38
							553.00	656.00	103.00	0.47
[5]CL15-39EXT	430997	5268194	385	160	-46	1040.00	553.00	781.74	228.74	0.84
							807.39	835.00	27.61	0.51
[6]GOS21-87EXT	430728	5267600	385	357	-50	978.00	706.00	723.00	17.00	0.73
							742.00	756.00	14.00	0.72
							764.00	777.00	13.00	0.61
[7]GOS23-144EXT	430970	5268009	388	169	-62	1107.00	723.00	881.00	158.00	0.41
							892.00	1021.00	129.00	1.53
Including (3)							*935.00*	*936.00*	*1.00*	*21.20*
Including (3)							*942.80*	*943.00*	*0.20*	*12.40*
Including (3)							*960.85*	*963.00*	*2.15*	*33.15*
Including (3)							*979.85*	*981.00*	*1.15*	*11.00*
Including (3)							*1015.00*	*1016.20*	*1.20*	*19.10*
[8]GOS23-147EXT	430901	5268182	388	183	-56	1083.00	827.00	898.00	71.00	0.70
Including (3)							*880.00*	*881.00*	*1.00*	*13.90*
[9]GOS23-148EXT	430946	5268133	388	179	-60	1140.00	878.10	898.00	19.90	0.81
GOS23-150	431285	5267262	385	330	-55	909.00	723.00	739.00	16.00	0.67
GOS23-151	431321	5267557	385	358	-57	912.00	221.22	590.05	368.83	0.96
Including (3)							*382.12*	*556.00*	*173.88*	*1.57*
Including (3)							*359.01*	*360.00*	*0.99*	*14.60*
Including (3)							*384.17*	*385.18*	*1.01*	*34.00*
Including (3)							*455.00*	*456.10*	*1.10*	*25.60*
GOS24-152	430862	5267133	389	350	-56	1008.00	489.00	539.00	50.00	0.88
Including (3)							*530.00*	*531.00*	*1.00*	*15.90*
							593.00	651.00	58.00	0.48
							930.50	986.00	55.50	0.42
GOS24-153	430535	5267036	381	339	-58	1107.50	371.00	589.00	218.00	0.72
Including (3)							*374.85*	*375.55*	*0.70*	*31.40*
Including (3)							*448.90*	*511.00*	*62.10*	*1.07*
							721.90	801.00	79.10	0.41
							883.50	913.00	29.50	0.56
							998.00	1012.00	14.00	0.67
GOS24-154	430920	5267131	383	351	-59	1050.00	507.00	698.00	191.00	1.00
Including (3)							*565.00*	*675.00*	*110.00*	*1.50*
Including (3)							*617.00*	*618.00*	*1.00*	*10.20*
Including (3)							*624.00*	*625.00*	*1.00*	*10.50*

Table 1 Gosselin Project Drilling Results - 2023-2024 Drilling program

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2) (3)
Table 1 Gosselin Project Drilling Results - 2023-2024 Drilling program										
Including (3)							*647.00*	*648.00*	*1.00*	*21.80*
Including (3)							*649.00*	*650.00*	*1.00*	*11.50*
Including (3)							*660.00*	*661.00*	*1.00*	*10.80*
Including (3)							*672.80*	*673.54*	*0.74*	*24.60*
GOS24-155	430214	5267633	389	85	-53	1167.00	351.00	418.00	67.00	0.96
Including (3)							*396.00*	*396.90*	*0.90*	*10.50*
							596.00	615.00	19.00	0.68
GOS24-156	430542	5266947	381	327	-59	1158.50	562.00	583.00	21.00	3.14
Including (3)							*562.00*	*563.00*	*1.00*	*45.00*
Including (3)							*582.00*	*583.00*	*1.00*	*12.60*
							608.00	629.00	21.00	0.50
GOS24-157	430947	5267149	384	354	-58	1178.50	513.00	725.00	212.00	0.74
Including (3)							*577.84*	*579.00*	*1.16*	*20.20*
							941.00	973.00	32.00	0.46
							1028.00	1044.00	16.00	0.31
							1087.00	1146.00	59.00	0.40
GOS24-158	430245	5267636	387	122	-57	1106.50	205.15	227.00	21.85	0.40
							262.00	314.00	52.00	0.44
							473.00	503.32	30.32	0.60
							816.00	854.00	38.00	3.06
Including (3)							*838.00*	*838.75*	*0.75*	*63.10*
Including (3)							*846.00*	*847.00*	*1.00*	*18.70*
GOS24-159	430544	5267111	381	321	-55	910.00	269.00	286.00	17.00	0.40
							294.00	326.00	32.00	0.54
							420.00	439.50	19.50	1.24
GOS24-160	430947	5267148	384	350	-56	986.00	491.00	551.00	60.00	0.92
							697.00	932.00	235.00	2.70
Including (3)							*783.00*	*784.00*	*1.00*	*35.60*
Including (3)							*862.50*	*888.00*	*25.50*	*17.43*
Including (3)							*862.50*	*865.00*	*2.50*	*102.02*
Including (3)							*881.75*	*887.00*	*5.25*	*30.12*
GOS24-161	430662	5266832	383	339	-57	1046.50	660.00	718.00	58.00	1.96
Including (3)							*682.00*	*683.00*	*1.00*	*59.60*
Including (3)							*688.00*	*689.00*	*1.00*	*36.00*
GOS24-162	430878	5267053	382	351	-54	973.00	561.97	637.50	75.53	0.79
							654.00	671.00	17.00	0.51
							741.00	775.13	34.13	3.67
Including (3)							*748.77*	*749.30*	*0.53*	*12.30*
Including (3)							*772.47*	*773.84*	*1.37*	*62.40*
							863.50	901.00	37.50	0.76

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2)(3)
Table 1 Gosselin Project Drilling Results - 2023-2024 Drilling program										
GOS24-163	430232	5267643	388	107	-56	1158.50	406.90	427.00	20.10	0.38
							495.00	558.00	63.00	0.51
							684.00	710.05	26.05	0.65
							1091.00	1125.00	34.00	0.78
Including (3)							*1118.00*	*1119.00*	*1.00*	*13.50*
GOS24-164	431285	5267263	385	347	-49	1014.00	586.00	637.35	51.35	0.78
Including (3)							*593.40*	*594.00*	*0.60*	*10.10*
							668.55	692.00	23.45	1.42
							729.00	866.80	137.80	0.58
GOS24-165	430743	5266867	383	337	-56	1026.00	559.00	629.40	70.40	0.76
							672.00	689.00	17.00	0.66
							709.50	767.00	57.50	0.44
Including (3)							*715.70*	*716.40*	*0.70*	*15.70*
							782.00	809.00	27.00	0.34
GOS24-166	430239	5267636	388	81	-53	1239.00	356.00	380.00	24.00	0.67
							611.00	648.30	37.30	0.44
							745.00	817.00	72.00	0.42
							864.00	1221.00	357.00	1.10
Including (3)							*1057.00*	*1058.05*	*1.05*	*11.30*
Including (3)							*1103.00*	*1104.00*	*1.00*	*46.50*
Including (3)							*1153.00*	*1198.00*	*45.00*	*3.54*
Including (3)							*1154.00*	*1155.00*	*1.00*	*10.60*
Including (3)							*1156.00*	*1157.00*	*1.00*	*18.40*
Including (3)							*1164.00*	*1166.10*	*2.10*	*11.28*
Including (3)							*1187.00*	*1188.00*	*1.00*	*11.50*
GOS24-167	431293	5267255	385	340	-52	1101.00	668.00	869.00	201.00	1.19
Including (3)							*771.00*	*835.00*	*64.00*	*2.10*
Including (3)							*829.00*	*830.00*	*1.00*	*16.10*
Including (3)							*853.00*	*854.00*	*1.00*	*10.10*
GOS24-168	430628	5266920	383	341	-53	1152.00	523.00	554.00	31.00	0.38
							567.90	585.00	17.10	0.35
							600.00	624.00	24.00	0.78
							651.00	669.00	18.00	0.95
							736.00	840.00	104.00	0.48
							867.00	903.05	36.05	2.27
Including (3)							*900.85*	*903.05*	*2.20*	*32.90*
							963.00	974.00	11.00	0.38
							1081.00	1094.00	13.00	0.73
GOS24-169	430567	5266705	392	336	-54	1059.00	532.00	545.00	13.00	0.38
							585.00	638.00	53.00	0.70

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2) (3)
Table 1 Gosselin Project Drilling Results - 2023-2024 Drilling program										
Including (3)							*588.65*	*589.17*	*0.52*	*11.10*
							766.00	796.00	30.00	0.59
							864.00	874.00	10.00	0.57
GOS24-170	431293	5267255	385	356	-50	1155.00	532.0	659.0	127.00	0.32
							732.0	809.0	77.00	0.41
							1087.0	1100.0	13.00	0.51
							1112.0	1122.4	10.40	0.65
GOS24-171	430397	5268080	391	126	-51	1231.00	470.00	511.00	41.00	0.38
							655.85	682.00	26.15	0.59
							697.40	736.00	38.60	0.41
							757.00	802.00	45.00	0.46
							863.00	963.00	100.00	0.80
Including (3)							*949.00*	*950.05*	*1.05*	*19.50*
GOS24-172	431285	5267262	385	340	-50	1074.00	584.00	864.00	280.00	0.67
Including (3)							*665.00*	*758.00*	*93.00*	*1.01*
GOS24-173	430711	5267555	389	333	-58	1056.00	221.00	248.00	27.00	0.99
							274.10	285.00	10.90	2.64
Including (3)							*277.00*	*278.00*	*1.00*	*15.80*
							306.00	425.00	119.00	0.60
Including (3)							*351.00*	*375.00*	*24.00*	*1.26*
GOS24-174	430397	5268081	391	125	-61	1008.00	469.00	492.00	23.00	0.34
GOS24-175	431285	5267262	385	336	-57	972.00	784.00	814.00	30.00	0.41
GOS24-176	431677	5268013	383	258	-55	723.00	431.00	465.00	34.00	0.36
							486.00	601.00	115.00	0.67
Including (3)							*520.00*	*544.00*	*24.00*	*1.59*
Including (3)							*533.00*	*534.00*	*1.00*	*12.40*
GOS24-177	431678	5268013	383	236	-54	1122.00	262.50	281.00	18.50	12.33
Including (3)							*278.00*	*280.00*	*2.00*	*97.75*
							412.50	443.00	30.50	0.40
							500.00	606.00	106.00	0.61
							657.00	759.00	102.00	1.19
Including (3)							*740.00*	*756.15*	*16.15*	*4.27*
Including (3)							*755.00*	*756.15*	*1.15*	*36.00*
							971.45	1017.00	45.55	0.92

1. We estimate actual core widths will be approximately 60 to 95% of the Core Interval.
2. Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Extension of hole GOS20-62 starting at 424.5 m - only 451.5 m drilled and reporting assay results after extension.
5. Extension of hole CL15-39 starting at 648.0 m - only 392.0 m drilled and reporting assay results after extension.
6. Extension of hole GOS21-87 starting at 436.5 m - only 541.5 m drilled and reporting assay results after extension.
7. Extension of hole GOS23-144 starting at 849.0 m - only 258.0 m drilled and reporting assay results after extension.
8. Extension of hole GOS23-147 starting at 750.0 m - only 333.0 m drilled and reporting assay results after extension.
9. Extension of hole GOS23-148 starting at 858.0 m - only 282.0 m drilled and reporting assay results after extension.